

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2016

Michael Ansley
Chief Executive Officer
Bagger Dave's Burger Tavern, Inc.
807 W. Front St., Suite B
Traverse City, MI 49684

> **Re:** **Bagger Dave's Burger Tavern, Inc.**
> **Form 10-12G**
> **Filed October 4, 2016**
> **File No. 000-55702**

Dear Mr. Ansley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

2. In addition to registering the spun-off securities, shareholders should be given an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934. Please tell us whether you plan on delivering an information statement to shareholders, and what filing you plan to use to do so.

Growth Strategy, page 4

3. We note that you opened five new restaurants and closed 11 underperforming restaurants in 2015. We also note your disclosure on page 22 that for 2017, capital expenditures are anticipated to be between $0.2 million and $0.3 million since there will be no new restaurants openings. Please discuss how the net reduction in stores over the past fiscal year and the plan to open no new restaurants in 2017 aligns with or affects your growth strategy, which includes the development of new restaurant locations. Please also revise the risk factor on page 9 titled "We May Not Be Able to Manage Our Growth" to discuss the net reduction in stores and the plan to open no new restaurants in 2017.

Item 1A. Risk Factors, page 8

4. We note that following the spin-off, Mr. Ansley will own approximately 41.7% of your outstanding common stock. Please revise to include a risk factor discussing Mr. Ansley's voting power and control over such a large percentage of your common stock.

5. We note your financial statements on pages 36 and 52 include a note captioned "Management's Plan Regarding Going Concern." If material, please revise to include a risk factor addressing any going concern risk.

Our Financial Results Depend Significantly…, page 8

6. We note that you had net losses of approximately $26.6 million and $8.9 million in 2015 and 2014 and approximately $2.8 million for the first six months of 2016. Please revise this risk factor or add a new risk factor to discuss your recent net losses.

We have historically operated as a business unit of DRH…, page 16

7. Please expand to discuss the specific "aspects of [y]our current relationship with DRH" that will change as a result of your separation from DRH. For example, we note that fifteen of the company's 19 restaurant lease agreements contain guarantees made by DRH in the event of nonpayment of rent by Bagger Dave's. As another example, we note that the company is a co-obligor on a joint and several basis with DRH on a $155.0 million senior secured credit facility. If these may change after the spin-off, please provide appropriate disclosure.

Management's Discussion and Analysis of Financial Condition, page 17

Results of Operations, page 19

8. You state that certain service expenses for which the corporate functions of DRH have historically been used were allocated to the company to determine the company's financial results on a stand-alone basis. Please revise your disclosure herein and throughout the document to more fully describe the nature of the amounts which were calculated using an allocation, along with the methodologies used to determine the amounts allocated to the company.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27

9. We note your disclosure that DRH and Bagger Dave's will enter into a transition services agreement in connection with the spin-off. Please file the "form of" this agreement as an exhibit. Please also file any other spin-off related agreements between DRH and Bagger Dave's as exhibits.

Item 11. Description of Registrant's Securities to be Registered, page 28

Common Stock, page 28

10. Please refer to the last paragraph. Please delete the phrase "as well as to the Nevada Revised Statutes."

Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 35

Management's Plan Regarding Going Concern, page 36

11. In the opening paragraph, we note you have presented and discussed restaurant-level contribution, a non-GAAP measure which you define as Revenue, less Food, Beverage and Packaging, Compensation Cost, Occupancy Cost and Other Operating Expenses. In this regard, please revise to remove this presentation and discussion of this non-GAAP measure in this financial statement footnote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflet at (202) 551-3381 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Richard W. Jones, Esq.
       Jones & Haley, P.C.